UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment _______)*

TITANIUM GROUP LIMITED
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G88915 10 6
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G88915 10 6

SCHEDULE 13G
1	NAMES OF REPORTING PERSONS Kit Chong “Johnny” Ng S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 37,985,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 37,985,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,985,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G88915 10 6

Item 1(a).  Name of Issuer:

Titanium Group Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices:

4/F, BOCG Insurance Tower, 134-136 Des Voeux Road Central, Hong Kong

Item 2(a).  Name of Person Filing:

Kit Chong “Johnny” Ng

Item 2(b).  Address of Principal Business Office or, if none, Residence:

4/F, BOCG Insurance Tower, 134-136 Des Voeux Road Central, Hong Kong

Item 2(c).  Citizenship:

Hong Kong

Item 2(d).  Title of Class of Securities:

Common Shares, $0.01 par value

Item 2(e).  CUSIP Number:

G88915 10 6

Item 3.

Not applicable

Item 4.  Ownership.

See Rows 5 through 8 of the cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

37,835,000 shares are owned by Golden Mass Technologies Ltd., a British Virgin Islands company, as to which Mr. Ng has sole voting and dispositive power through an indirect 51% ownership in Golden Mass.  Kin Kwong “Humphrey” Cheung and Wai Hung “Billy” Tang each own 19% of Golden Mass but do not have voting or dispositive power over these shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company.

Not applicable.

CUSIP No. G88915 10 6

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2008	/s/ Kit Chong "Johnny" Ng
Kit Chong "Johnny" Ng